BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☒ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Unique Logistics International, Inc. Entity or Nevada Business Identification Number (NVID): NV20041359887
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Series C Convertible Preferred Stock
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☒ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Section 7(a)(ii) of the Series C Convertible Preferred Stock designations is hereby replaced with: See attached Exhibit A with additional language
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: 12/30/24

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

EXHIBIT A

6. Resolution

Section 7(a)(ii) of the Series C Convertible Preferred Stock designations is hereby replaced with the following:

Dilutive Issuances. Prior to an Anti-Dilution Termination Event, in order to maintain the Conversion Ratio the Fully Diluted Basis shall be calculated as of the Conversion Date and after an Anti-Dilution Termination Event the Conversion Ratio will be set to the Fully Diluted Basis as of the moment AFTER the Anti-Dilution Termination Event without any further adjustments for any subsequent issuance of Common Stock or Common Stock Equivalents by the Corporation after the Anti-Dilution Termination Event. As used herein an "Anti-Dilution Termination Event" shall mean the earlier of (i) December 31, 2025, or (ii) the closing of the Qualified Financing. For the avoidance of doubt, if any Series C Preferred Stock has not been converted prior to or on the Anti-Dilution Termination Event, such Series C Preferred Stock will, upon conversion, be entitled to only those adjustments pursuant to Section 7(i) and such shares will not be subject to any further adjustment for any subsequent issuance of Common Stock or Common Stock Equivalent by the Corporation.